UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                   (RULE 13D)

                    Under the Securities Exchange Act of 1934
                              (Amendment No. 11)*

                           Maxcor Financial Group Inc.
                           ---------------------------
                                (Name of Issuer)

                     Common Stock, par value $.001 per share
                     ---------------------------------------
                         (Title of Class of Securities)

                                   57772G-10-0
                                 --------------
                                 (CUSIP Number)

                                Gilbert D. Scharf
                         c/o Maxcor Financial Group Inc.
                          One Seaport Plaza, 19th Floor
                            New York, New York 10038

                                 with a copy to:

                                 General Counsel
                           Maxcor Financial Group Inc.
                          One Seaport Plaza, 19th Floor
                            New York, New York 10038
                                 (646) 346-7000
                -------------------------------------------------
                 (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  April 4, 2005
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

         Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7 for other parties to whom copies are to be sent.

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

--------------------------                                ---------------------
  CUSIP No.  57772G 10 0                                    Page 2 of 6 Pages
--------------------------                                ---------------------
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1.        Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)

          Gilbert D. Scharf
--------------------------------------------------------------------------------
2.        Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                         (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3.        SEC USE ONLY

--------------------------------------------------------------------------------
4.        Source of Funds (See Instructions)

--------------------------------------------------------------------------------
5.        Check if Disclosure of Legal Proceedings Is Required Pursuant to
          Items 2(d) or 2(e)
                                                                             [ ]
--------------------------------------------------------------------------------
6.        Citizenship or Place of Organization

          United States
--------------------------------------------------------------------------------
                                7      SOLE VOTING POWER
       NUMBER OF
                                       1,483,268 (including shares issuable upon
        SHARES                         currently exercisable Options)
                           -----------------------------------------------------
      BENEFICIALLY              8      SHARED VOTING POWER

        OWNED BY                       0
                           -----------------------------------------------------
         EACH                   9      SOLE DISPOSITIVE POWER

       REPORTING                       1,483,268 (including shares issuable upon
                                       currently exercisable Options)
        PERSON             -----------------------------------------------------
                               10      SHARED DISPOSITIVE POWER
         WITH
                                       0
--------------------------------------------------------------------------------
11.       Aggregate Amount Beneficially Owned by Each Reporting Person

          1,483,268 (including shares issuable upon currently
          exercisable Options)
--------------------------------------------------------------------------------
12.       Check if the Aggregate Amount in Row (11) Excludes Certain Shares
          (See Instructions)
                                                                             [ ]
--------------------------------------------------------------------------------
13.       Percent of Class Represented by Amount in Row (11)

          21.1%
--------------------------------------------------------------------------------
14.       Type of Reporting Person (See Instructions)

          IN
--------------------------------------------------------------------------------

Gilbert D. Scharf (the "Reporting Person") hereby amends his Statement on
Schedule 13D, dated December 7, 1994 (previously amended on March 14, 1996, amended and restated on August 28, 1996, and further amended on each of December 9, 1997, January 13, 1998, December 23, 1998, January 11, 1999, May 7, 1999,
December 9, 1999, August 23, 2001 and March 4, 2004), relating to the Common Stock, $.001 par value, of Maxcor Financial Group Inc., a Delaware corporation, as follows:

Item 4. Purpose of Transaction.

         Item 4 is hereby amended and supplemented by adding the following text immediately before the existing last paragraph thereof as follows:

         On April 4, 2005, the Issuer, BGC Partners, L.P., a Delaware limited partnership ("BGC"), and Magnet Acquisition Corp., a Delaware corporation and wholly owned subsidiary of BGC ("Merger Subsidiary"), entered into an Agreement and Plan of Merger (the "BGC Merger Agreement"), which contemplates that Merger Subsidiary will merge with and into the Issuer (the "BGC Merger") and the Issuer will become a wholly owned subsidiary of BGC. Pursuant to the BGC Merger, each outstanding share of Common Stock, except for treasury shares, shares owned by any subsidiary of the Issuer, shares owned by BGC or any of its subsidiaries and dissenting shares, will be converted into the right to receive $14.00 in cash per share. The proposed BGC Merger is subject to the terms and conditions set forth in the BGC Merger Agreement. These include, among other things, customary closing conditions, including obtaining required regulatory approvals and the approval of the Issuer's stockholders, as well as certain employee continuation thresholds.

         In connection with the execution of the BGC Merger Agreement, the Reporting Person, the Trust and BGC have entered into a Support Agreement, dated April 4, 2005 (the "Support Agreement"), pursuant to which each of the Reporting Person and the Trust has agreed, subject to the terms and conditions contained therein, to vote, or execute a written consent with respect to, all of his or its respective shares of Common Stock (i) in favor of adoption of the BGC Merger Agreement and (ii) against (a) any proposal made in opposition to adoption of the BGC Merger Agreement or in competition with the BGC Merger or any other transaction contemplated by the BGC Merger Agreement, (b) any Company Takeover Proposal (as defined in Section 4.02 of the BGC Merger Agreement), (c) any change in the management or the board of directors of the Issuer, other than in connection with the transactions contemplated by the BGC Merger Agreement, and
(d) any action or agreement that would result in a breach in any material respect of any representation, warranty, covenant or agreement or any other obligation of the Issuer under the BGC Merger Agreement or of the Reporting Person or the Trust, as applicable, under the Support Agreement. In addition, each of the Reporting Person and the Trust has granted an irrevocable proxy to certain representatives of BGC to vote and otherwise act with respect to all of such his or its respective shares of Common Stock in respect of the foregoing.

         Under the Support Agreement, each of the Reporting Person and the Trust has agreed not to, directly or indirectly, sell, transfer, pledge, assign, encumber or otherwise dispose of his or its shares of Common Stock or options to purchase shares of Common Stock or any voting rights with respect thereto or enter into any agreement or other arrangement with respect to such shares (including any voting trust or agreement and the granting of any proxy).

         The foregoing summaries, and all references to the BGC Merger Agreement and the Support Agreement set forth in this Item 4, are qualified in their entirety by reference to the BGC Merger Agreement, a copy of which is attached hereto as Exhibit 6, and to the Support Agreement, a copy of which is attached hereto as Exhibit 7. Each of the BGC Merger Agreement and the Support Agreement are incorporated herein by reference.

                                Page 3 of 6 Pages

Item 5.  Interest in Securities of the Issuer.

Paragraph (a) of Item 5 is hereby deleted and replaced in its entirety by the following:

         (a) The Reporting Person currently beneficially owns 1,483,268 shares of Common Stock. This number of shares represents: (i) 176,206 shares of Common Stock that are directly owned (including through IRA accounts) by the Reporting Person, (ii) 1,073,312 shares of Common Stock that are held in the Trust, and (iii) 233,750 Options that are currently exercisable. In its Annual Report on Form 10-K, filed on March 31, 2005, the Issuer reported that a total of 6,812,232 shares of Common Stock were outstanding as of March 30, 2005. Based on such information, the Common Stock currently beneficially owned by the Reporting Person represents approximately 21.1% of the Common Stock outstanding (including shares issuable upon exercise of the currently exercisable Options held by the Reporting Person).

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

         Item 6 is hereby amended and supplemented by adding the following text immediately before the existing last paragraph thereof as follows:

         Reference is hereby made to the BGC Merger Agreement and the Support Agreement, each as more fully described in Item 4 above.

Item 7. Material to be Filed as Exhibits.

Exhibit 6 Agreement and Plan of Merger, dated as of April 4, 2005, by and among Maxcor Financial Group Inc., Magnet Acquisition Corp. and BGC Partners, L.P. (incorporated herein by reference to Exhibit 2.1 to Maxcor Financial Group Inc.'s Current Report on Form 8-K, filed April 4, 2005).

Exhibit 7 Support Agreement, dated as of April 4, 2005, by and among BGC Partners, L.P., Gilbert D. Scharf and the Gilbert D. Scharf Living Trust.*

* Filed herewith.

                                Page 4 of 6 Pages

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                       By: /s/ GILBERT D. SCHARF
                                           ------------------------------------
                                           Name:  Gilbert D. Scharf

Dated: April 6, 2005

                                Page 5 of 6 Pages

                                  Exhibit Index

Exhibit 6 Agreement and Plan of Merger, dated as of April 4, 2005, by and among Maxcor Financial Group Inc., Magnet Acquisition Corp. and BGC Partners, L.P. (incorporated herein by reference to Exhibit 2.1 to Maxcor Financial Group Inc.'s Current Report on Form 8-K, filed April 4, 2005).

Exhibit 7 Support Agreement, dated as of April 4, 2005, by and among BGC Partners, L.P., Gilbert D. Scharf and the Gilbert D. Scharf Living Trust.*


* Filed herewith.

                               Page 6 of 6 Pages

                                                                       Exhibit 7

                                                     April 4, 2005

BGC Partners, L.P.
111 East 58th Street
New York, New York 10022
Attention:  Stephen M. Merkel

Ladies and Gentlemen:

         Each of the stockholders listed on Schedule I to this letter agreement (individually, a "Stockholder", and together, the "Stockholders") understands that BGC Partners, L.P., a Delaware limited partnership ("Parent"), Magnet Acquisition Corp., a Delaware corporation ("Merger Sub") and Maxcor Financial Group Inc., a Delaware corporation (the "Company"), propose to enter into an Agreement and Plan of Merger, dated as of April 4, 2005 (as it may be from time to time amended, the "Merger Agreement"), providing for, among other things, a merger of Merger Sub with and into the Company (the "Merger"), in which all of the issued and outstanding shares of common stock, par value $0.001 per share, of the Company (the "Company Common Stock") (together with the associated Company Rights and other than shares of Company Common Stock held in treasury or as to which dissenters' rights shall have been perfected) will be cancelled and converted into the right to receive $14.00 per share in cash, without interest. Terms used without definition in this letter agreement shall have the meanings ascribed thereto in the Merger Agreement.

         Each Stockholder is the owner of that number of shares of Company Common Stock, and of such number of shares of Company Common Stock issuable upon exercise of outstanding options or warrants, set forth opposite his or its name on Schedule I to this letter agreement and, each Stockholder, in his or its capacity as such, is entering into this letter agreement in consideration of, and as a condition to, Parent's and Merger Sub's willingness to enter into the Merger Agreement and to consummate the transactions contemplated thereby.

         Each of the Stockholders confirms such Stockholder's agreement with Parent, and Parent confirms its agreement with each of the Stockholders, as follows:

         1. Each of the Stockholders represents and warrants that Schedule I to this letter agreement sets forth the number of shares of Company Common Stock (together with any shares of Company Common Stock acquired by such Stockholder after the date of this letter agreement, whether by exercise of the

BGC Partners, L.P.
April 4, 2005

Options (as defined below) or otherwise, together, such Stockholder's "Shares") and the number of shares of Company Common Stock that are issuable upon exercise of outstanding warrants or options, whether or not exercisable (the "Options"), of which such Stockholder is the record or beneficial owner as of the date hereof. Each Stockholder represents and warrants that, as of the date of this letter agreement, such Stockholder owns the Shares and Options set forth opposite such Stockholder's name on Schedule I to this letter agreement, free and clear of all Liens and all voting agreements and commitments of every kind. Each Stockholder further represents and warrants that such Stockholder has the power to vote all Shares set forth opposite such Stockholder's name on Schedule I to this letter agreement without restriction and that no proxies heretofore given in respect of any or all of such Shares are irrevocable and that any such proxies have heretofore been revoked.

         2. Each Stockholder agrees that such Stockholder will not, directly or indirectly, sell, transfer, assign, pledge, encumber or otherwise dispose of any of such Stockholder's Shares, or any interest therein, or any other securities convertible into or exchangeable for Company Common Stock (including such Stockholder's Options), or any voting rights with respect thereto or enter into any contract, option or other arrangement or understanding with respect thereto (including any voting trust or agreement and the granting of any proxy), other than: (a) pursuant to the Merger or (b) with the prior written consent of Parent. Each Stockholder hereby agrees to authorize and request the Company to notify its transfer agent that the transfer agent should enter a stop transfer order with respect to all of such Stockholder's Shares and that this letter agreement places limits on the voting of such Shares. If so requested by Parent, each Stockholder agrees that the certificates representing such Stockholder's Shares shall bear a legend stating that they are subject to this letter agreement and to the irrevocable proxy granted in paragraph 4 of this letter agreement.

         3. At every meeting of the stockholders of the Company called, and at every postponement or adjournment thereof, and on every action or approval by written consent of the stockholders of the Company, each Stockholder irrevocably agrees to vote such Stockholder's Shares or to cause such Stockholder's Shares to be voted: (a) in favor of adoption of the Merger Agreement and (b) against (i) any proposal made in opposition to adoption of the Merger Agreement or in competition with the Merger or any other transaction contemplated by the Merger Agreement, (ii) any Company Takeover Proposal, (iii) any change in the management or board of directors of the Company (other than in connection with the transactions contemplated by the Merger Agreement) and (iv) any action or agreement that would result in a breach in any material respect of any representation, warrant, covenant or agreement or any other obligation of the Company under the Merger Agreement or of such Stockholder under this letter agreement. The obligations of each Stockholder specified in this paragraph 3 shall apply whether or not (A) the Company's Board of Directors (or any committee thereof) shall (I) effect a Change in the Company Recommendation or
(II) recommend any Company Takeover Proposal or (B) the Company, Parent or

BGC Partners, L.P.
April 4, 2005

Merger Sub breaches any of its representations, warranties, agreements or covenants set forth in the Merger Agreement.

         4. In furtherance of the agreements contained in paragraph 3 of this letter agreement and as security for such agreements, each Stockholder hereby irrevocably appoints Stephen M. Merkel and Lee Amaitis (the "Grantees"), and each of them individually, as the sole and exclusive attorneys-in-fact and proxies of each Stockholder, for and in the name, place and stead of such Stockholder, with full power of substitution and resubstitution, to vote, grant a consent or approval in respect of, or execute and deliver a proxy to vote, such Stockholder's Shares (a) in favor of the adoption of the Merger Agreement,
(b) against any Company Takeover Proposal or any other matter referred to in paragraph 3(b) of this letter agreement and (c) in the discretion of the Grantees, with respect to any proposed postponements or adjournments of any annual or special meeting of the stockholders of the Company held in connection with any of the foregoing. Each Stockholder hereby affirms that the irrevocable proxy set forth in this paragraph 4 is given in connection with, and in consideration of, the execution of the Merger Agreement by Parent and Merger Sub, and that such irrevocable proxy is given to secure the performance of the duties of such Stockholder under this letter agreement. Each Stockholder hereby further affirms that the irrevocable proxy granted in this paragraph 4 is coupled with an interest and may under no circumstances be revoked. Each Stockholder hereby ratifies and confirms all that the Grantees may lawfully do or cause to be done by virtue hereof. The irrevocable proxy contained herein is intended to be irrevocable in accordance with the provisions of Section 212(e) of the Delaware General Corporation Law.

         5. Each Stockholder agrees to use reasonable efforts to cooperate fully with you in order to consummate the transactions contemplated by the Merger Agreement. Each Stockholder agrees that such Stockholder will not directly or indirectly, initiate, solicit, encourage or facilitate any inquiries or the making of any proposal or offer with respect to any Company Takeover Proposal or engage in discussions with any third party that could reasonably be expected to lead to a Company Takeover Proposal, except to the extent that the Company is permitted to do any of the foregoing under the Merger Agreement and in such event only in such Stockholder's capacity as an officer or director of the Company. The parties acknowledge and agree that nothing contained in this letter agreement shall restrict, limit or prohibit any Stockholder from exercising (in such Stockholder's capacity as an officer or director of the Company or any of its subsidiaries) such Stockholder's fiduciary duties as such an officer or director.

         6. Each Stockholder represents and warrants (a) that such Stockholder has all necessary power and authority to enter into this letter agreement; and (b) that, assuming the due authorization, execution and delivery of this letter agreement by Parent, this letter agreement is such Stockholder's legal, valid and binding agreement and is enforceable against such Stockholder in accordance with its terms, except to the extent that enforceability may be limited by applicable bankruptcy, insolvency, moratorium or other similar laws

BGC Partners, L.P.
April 4, 2005

affecting the enforcement of creditors' rights generally and subject to the general principles of equity.

         7. This letter agreement and all obligations of the parties hereunder shall automatically terminate after the earliest of (a) termination of the Merger Agreement in accordance with its terms, (b) the day following the Effective Time (provided that any termination pursuant to this clause (b) shall not terminate paragraph 5 of this letter agreement), and (c) the effectiveness of any amendment, modification or supplement to, or waiver under, the Merger Agreement which amendment, modification, supplement or waiver would reduce the amount of the Merger Consideration payable in the Merger, unless consented to in writing by each Stockholder. Upon termination of this letter agreement, the irrevocable proxies contemplated by paragraph 4 of this letter agreement shall terminate and be of no further force and effect, the stop transfer orders contemplated by paragraph 2 of this letter agreement shall be revoked and the legend contemplated by paragraph 2 of this letter agreement shall be removed from any certificates representing Shares.

         8. This agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware, without giving effect to principles of conflict of laws.

         9. Each party to this letter agreement recognizes and acknowledges that a breach by it of any covenants or agreements contained in this letter agreement will cause the other party to sustain damages for which it would not have an adequate remedy at law for money damages, and therefore each party agrees that in the event of any such breach, the aggrieved party shall be entitled to specific performance of such covenants and agreements and injunctive and other equitable relief in addition to any other remedy to which it may be entitled, at law or in equity.

         10. The effectiveness of this letter agreement shall be conditioned upon the execution and delivery of the Merger Agreement by the parties thereto.

         11. Each Stockholder agrees that this letter agreement and the obligations hereunder shall attach to such Stockholder's Shares and shall be binding upon any person or entity to which legal or beneficial ownership of such Shares shall pass, whether by operation of law or otherwise, including such Stockholder's heirs, guardians, administrators or successors, as applicable.

         12. Parent acknowledges and agrees that nothing in this letter agreement shall be deemed to vest in Parent any direct or indirect ownership or incidence of ownership of or with respect to any Shares or Options of any Stockholder. All rights, ownership and economic benefits of and relating to the Shares and the Options of any Stockholder shall remain vested in and belong to such Stockholder, and Parent shall have no authority to manage, direct, superintend, restrict, regulate, govern or administer any of the policies or operations of the Company or exercise any power or authority to direct any Stockholder in the voting of any of such Stockholder's Shares, except as otherwise expressly provided herein.

         Please confirm that the foregoing correctly states the understanding between each Stockholder and you by signing and returning to us a counterpart hereof.


                                       Very truly yours,


                                       By: /s/ GILBERT D. SCHARF
                                           -------------------------------------
                                           Name:  Gilbert D. Scharf




                                       Gilbert D. Scharf Living Trust

                                       By: /s/ GILBERT D. SCHARF
                                           -------------------------------------
                                           Name:  Gilbert D. Scharf
                                           Title: Sole Trustee


Confirmed as of the date
first above written:


BGC PARTNERS, L.P.

By: /s/ LEE AMAITIS
    -----------------------------
    Name:   Lee Amaitis
    Title:

                                   SCHEDULE I
                                   ----------


   Stockholder Name               Shares Held                 Options
------------------------          -----------                 -------

Gilbert D. Scharf                     176,206                 280,000

Gilbert D. Scharf Living            1,073,312                       0
Trust